UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Amendment No. 2

Under the Securities Exchange Act of 1934

PROTEA BIOSCIENCES GROUP, INC.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Securities)

(CUSIP Number)

Debbie Schwartzberg
785 5th Avenue Apt. 10C
New York, NY 10022
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 2, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons
IRS Identification Nos. of Above Persons (Entities Only)

Debbie Schwartzberg

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:

7.	Sole Voting Power	0%

8.	Shared Voting Power	N/A

9.	Sole Dispositive Power	0%

10.	Shared Dispositive Power	N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0%

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) IN

EXPLANATORY NOTE

This Amendment No. 2 on Schedule 13D/A (this “Amendment”) is filed on behalf of Debbie Schwartzberg (the “Reporting Person”) and amends that certain Schedule 13D as previously filed with the Securities and Exchange Commission on January 12, 2006 and amended on August 7, 2007 (the “Original Filing”) relating to the common stock, par value $0.0001 per share (the “Common Stock”) of Protea Biosciences Group, Inc. (formerly SRKP 5, Inc.) (the “Company” or the “Issuer”).  This Amendment is being filed to report a material change in the facts set forth in Items three, four and six of the Schedule 13D/A.

Items 3, 4 and 6 of the Original Filing are hereby amended and restated as follows.

Item 3.	Source and Amount of Funds or Other Consideration

 On September 2, 2011 the Company entered into an Agreement and Plan of Merger, (the “Merger Agreement”) with Protea Biosciences, Inc. (“Protea”) and SRKP 5 Acquisition Corp.  (“SRKP 5 Corp.”), a wholly owned subsidiary of the Company, pursuant to which SRKP 5 Corp. was merged with and into Protea (the “Merger”).

In connection with the Merger, the Reporting Person entered into a Cancellation Agreement, dated September 2, 2011 (the “Cancellation Agreement”), by and among the Company and all of the shareholders of the Company immediately prior to the Merger pursuant to which the Reporting Person agreed to cancel an aggregate of 839,500 shares of Common Stock (the “Shares”) of the Company and warrants to purchase an aggregate of 839,500 shares of Common Stock of the Issuer owned of record by the Reporting Person.  In addition, the Reporting Person is trustee of The Julie Schwartzberg Trust and the David N. Sterling Trust which each agreed to cancel an aggregate of 200,000 shares of Common Stock and warrants to purchase an aggregate of 200,000 shares of Common Stock of the Company for an aggregate purchase price of $2,080 pursuant to the terms and conditions of the Cancellation Agreement. As trustee of The Julie Schwartzberg Trust and the David N. Sterling Trust, has voting and investment control over the securities of the Company owned of record by the trusts.

The description of the Cancellation Agreement is intended to be a summary only and is qualified in its entirety by the form of the Cancellation Agreement filed as exhibits to the Company’s Form 8-K filed on September 9, 2011.

Item 4.	Purpose of Transaction

The Reporting Person disposed of the securities of the Issuer as set forth in Item 3 above, which is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer

The Reporting Person does not own any securities of the Company, of record or beneficially, as a result of the transactions described herein.  On September 2, 2011, the Reporting Persons ceased to be the owner of more than 5% of the Issuer’s outstanding common stock.

Item 6.                  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Cancellation Agreement is filed as an exhibit to the Company’s Form 8-K filed on September 9, 2011 and incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 12, 2011	/s/ Debbie Schwartzberg
Debbie Schwartzberg